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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/01/03 (MM/DD/YY) AND ENDING 1/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tri Equa Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2699 White Rd., Suite 251
(No. and Street)

Irvine (City) CA (State) 92614-6258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Caldwell (949) 975-1990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Haight, Cooney & Monaghan, LLP
(Name – *if individual, state last, first, middle name*)

2302 Martin St., Suite 475 (Address) Irvine (City) CA (State) 92612 (Zip Code)

RECD S.E.C.
MAR 31 2004

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, WILLIAM J. CALDWELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIEQUA CAPITAL CORPORATION, as of 1/31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

S. M. GELLER
Comm. # 1308117
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires June 8, 2005

[signature]
Signature

PRESIDENT
Title

S. M. Geller
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor'sReport onInternal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN,
HAIGHT,
COONEY &
MONAGHAN LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Tri Equa Capital Corporation
Irvine, California

In planning and performing our audit of the financial statements and supplemental schedule of Tri Equa Capital Corporation (the Company) for the year ended January 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2302 Martin, Suite 475 • Irvine, CA 92612 • (949) 852-9433 • FAX (949) 852-9620
Donald L. Allen • R. Lee Haight • David C. Cooney • Thomas F. Monaghan • E-Mail: ahc@ahcllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Knight, Cooney & Monaghan LLP

March 9, 2004

TRI EQUA CAPITAL CORPORATION

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

AHC&M ALLEN, HAIGHT, COONEY & MONAGHAN LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Tri Equa Capital Corporation

We have audited the accompanying statement of financial condition of Tri Equa Capital Corporation as of January 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tri Equa Capital Corporation as of January 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Haight, Cooney & Monaghan LLP

March 9, 2004

2302 Martin, Suite 475 • Irvine, CA 92612 • (949) 852-9433 • FAX (949) 852-9620
Donald L. Allen • R. Lee Haight • David C. Cooney • Thomas F. Monaghan • E-Mail: ahc@ahcllp.com

TRI EQUA CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2004

ASSETS

Current assets:		
Cash and cash equivalents	$	21,175
Commissions receivable		30,968
Deferred income taxes (Note 2)		473
Total current assets		52,616
Property and equipment, at cost		
Office equipment and furniture		19,767
Less: accumulated depreciation		(19,767)
		-
	$	52,616

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	2,861
Commissions payable		23,775
Total current liabilities		26,636
Committments (Note 3)		-
Stockholder's equity:		
Common stock, no par value, 1,000,000 shares authorized, 8,000 shares issued and outstanding		8,000
Additional paid-in capital		38,841
Accumulated deficit		(20,861)
		25,980
	$	52,616

See independent auditor's report and
accompanying notes to financial statements.

TRI EQUA CAPITAL CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED JANUARY 31, 2004

Commission revenues	$	357,094
Operating expenses:		
Accounting		7,335
Auto		11,591
Bank fees		77
Bond premiums		369
Bonus		2,610
Commissions		140,352
Contributions		100
Entertainment		1,221
Insurance		18,718
Licenses and fees		3,148
Miscellaneous		1,068
Payroll taxes		9,119
Penalties		849
Pension plan contribution		1,755
Postage and delivery		1,607
Promotional		1,293
Rent		23,201
Supplies		20,990
Telephone		1,674
Wages		111,723
Total operating expenses		358,800
Loss from operations, before provision for income taxes		(1,706)
Provision for income taxes (Note 2)		1,207
Net loss	$	(2,913)

See independent auditor's report and
accompanying notes to financial statements.

TRI EQUA CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JANUARY 31, 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 31, 2003	8,000	$ 8,000	$ 29,341	$ (17,948)	$ 19,393
Capital contribution			9,500		9,500
Net (loss)				(2,913)	(2,913)
Balance at January 31, 2004	8,000	$ 8,000	$ 38,841	$ (20,861)	$ 25,980

See independent auditor's report and accompanying notes to financial statements.

TRI EQUA CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED JANUARY 31, 2004

Cash flows from operating activities		
Net (loss)	$	(2,913)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Deferred income taxes		7
(Increase) in commissions receivable		(10,420)
(Decrease) in accounts payable and other accrued expenses		(1,925)
Increase in accrued commissions		10,449
Net cash (used in) operating activities		(4,802)
Cash flows from financing activities:		
Capital contribution		9,500
Net cash provided by financing activities		9,500
Net increase in cash and cash equivalents		4,698
Cash and cash equivalents at beginning of year		16,477
Cash and cash equivalents at end of year	$	21,175
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$	800

See independent auditor's report and accompanying notes to financial statements.

TRI EQUA CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Tri Equa Capital Corporation (the "Company") operates as a broker/dealer for the sale of mutual funds and annuity products primarily in Southern California. The Company operates under the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Additionally, the Company operates under provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(1) provide that the Company will carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker/dealer, does not hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions with its customers through a bank account designated as a special account for the exclusive benefit of its customers.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents.

Commissions Receivable

The Company utilizes the allowance method of accounting for losses from uncollectible accounts. Under this method, an allowance is provided based upon historical experience, management's evaluation of outstanding accounts receivable, and the specific assessment of the collectibility of past due accounts at the end of each year. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. At January 31, 2004, management determined that no allowance is considered necessary.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment, and Related Depreciation and Amortization

Property and equipment are stated at cost. Major renewals and improvements are charged to the property accounts, while replacements, maintenance, and repairs which do not extend the estimated useful life of the respective assets, are expensed currently.

At the time properties are sold or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any gain or loss is recorded. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives of the assets are as follows:

Description	Estimated useful Life
Office equipment and furniture	5-7 years

Revenue Recognition

Commissions and related expenses are recognized on the settlement date. At January 31, 2004, there were no transactions executed but not yet settled. Accordingly, there is no material difference from recording commission income on a trade date basis.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred income taxes result primarily from temporary differences between tax and financial reporting methods.

TRI EQUA CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2004

NOTE 2 – PROVISION FOR INCOME TAXES

The provision for income taxes for the year ended January 31, 2004 is as follows:

Current income tax expense:		
Federal	$	400
State		800
		1,200
Deferred income tax expense:		
Federal		7
State		-
		7
Provision for income taxes	$	1,207

The deferred tax assets and liabilities in the accompanying balance sheet consist of the following:

Current deferred income taxes:		
Deferred income tax asset	$	473
Valuation allowance		-
		473
Deferred income tax liability		-
Net deferred tax asset	$	473

The current deferred income tax asset results from state franchise taxes accrued for financial reporting purposes and deducted for federal tax purposes in the subsequent year and state net operating loss carryforwards. The state operating loss carryforwards of $4,680 will expire in 2014 if unused.

The difference between the income tax expense computed by applying statutory tax rates and the actual provision for income taxes is the results from permanent differences in taxable income versus financial reporting income, and the minimum state franchise taxes payable each year.

TRI EQUA CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2004

NOTE 3 – COMMITMENTS

The Company leases its office facilities under a non-cancelable operating lease. The lease expires in December 2004. Rent expense for the non-cancelable operating lease for the year ended January 31, 2004, was $23,201.

Aggregate minimum rent payments under non-cancelable operating leases subsequent to January 31, 2004 are as follows:

2005	$	21,312
	$	21,312

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securites and Exchange Commission (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both of which are defined, should not exceed 15 to 1. The Rule aso provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At January 31, 2004, the Company had net capital and net capital requirements of $11,388 and $5,000, respectively. The Company's net capital ratio was 2.3 to 1.

SUPPLEMENTARY SCHEDULE

TRI EQUA CAPITAL CORPORATION

SCHEDULE 1- COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

JANUARY 31, 2004

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	2,861
Commissions payable		23,775
	$	26,636
Net capital:		
Total stockholder's equity from statement of financial condition	$	25,980
Commissions receivable non-allowable		(14,119)
Deferred income tax assets		(473)
		11,388
Minimum net capital required		5,000
Net capital in excess of minimum requirement	$	6,388
Ratio of aggregate indebtedness to net capital		2.3 to 1

There were no material differences between the amounts represented in the computation of net capital set forth above and the amounts as reported in the Company's unaudited Part II focus report. Accordingly, no reconciliation is necessary.